

October 23, 2013

Via E-mail
Linda K. Zecher
President and Chief Executive Officer
HMH Holdings (Delaware), Inc.
222 Berkley Street
Boston, MA 02116

> **Re:** **HMH Holdings (Delaware), Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 21, 2013**
> **File No. 333-190356**

Dear Ms. Zecher:

We have reviewed your responses to the comments in our letter dated October 18, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Principal and Selling Stockholders, page 113

1. Please identify the natural persons who have or share voting or investment power over the shares beneficially owned by each of the selling shareholders or tell us why this is not necessary. For example, we note that you have not identified the natural persons who have or share voting or investment power over the shares beneficially owned by the Oaktree Funds, TPG Credit Opportunities Fund LP and TPG Credit Opportunities Investors LP. Refer to Instruction 2 of Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

2. We note that you have added additional selling stockholders. It appears that some of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please disclose here or in your Underwriting section that such sellers are statutory underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters. To the extent that any selling shareholder is an affiliate of a broker-dealer, please disclose, if true, that (i) the selling shareholder purchased the securities in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

You may contact Doug Jones at (202) 551-3309 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP